                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)

                         Cablevision Systems Corporation
                                (Name of Issuer)

       Cablevision NY Group Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
                                 (CUSIP Number)

                                October 24, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON                 Charles F. Dolan, individually and
                                              as Trustee of the Charles F. Dolan
                                             2004 Grantor Retained Annuity Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)                                      Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

  NUMBER OF    7.   SOLE VOTING POWER                                 29,447,929
   SHARES
BENEFICIALLY   8.   SHARED VOTING POWER                                1,189,350
  OWNED BY
    EACH       9.   SOLE DISPOSITIVE POWER                            29,447,929
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                           1,189,350

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     30,637,279

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    12.1%

14.  TYPE OF REPORTING PERSON                                                 IN

* Excludes 35,139,927 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                                    Helen A. Dolan

     I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)                                      Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [X]
                                                                        (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00- See Item 3 of Statement

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

  NUMBER OF    7.   SOLE VOTING POWER                                          0
   SHARES
BENEFICIALLY   8.   SHARED VOTING POWER                               30,637,279
  OWNED BY
    EACH       9.   SOLE DISPOSITIVE POWER                                     0
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                          30,637,279

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     30,637,279

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    12.1%

14.  TYPE OF REPORTING PERSON                                                 IN

* Excludes 35,139,927 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                James L. Dolan, individually and as
                                               a Trustee of the D.C. James Trust
                                                  and the CFD Trust No. 6 and as
                                              Trustee of the Marissa Waller 1989
                                             Trust, the Charles Dolan 1989 Trust
                                                   and the Ryan Dolan 1989 Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)                                      Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

  NUMBER OF    7.   SOLE VOTING POWER                                    987,736
   SHARES
BENEFICIALLY   8.   SHARED VOTING POWER                                3,724,680
  OWNED BY
    EACH       9.   SOLE DISPOSITIVE POWER                               987,736
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                           3,724,680

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,712,416

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     2.1%

14.  TYPE OF REPORTING PERSON                                                 IN

* Excludes 60,270,549 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                  Thomas C. Dolan, individually and
                                                 as a Trustee of the D.C. Thomas
                                                   Trust and the CFD Trust No. 5

     I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)                                      Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

  NUMBER OF    7.   SOLE VOTING POWER                                    186,754
   SHARES
BENEFICIALLY   8.   SHARED VOTING POWER                                3,707,834
  OWNED BY
    EACH       9.   SOLE DISPOSITIVE POWER                               186,754
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                           3,707,834

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      3,894,588

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     1.7%

14.  TYPE OF REPORTING PERSON                                                 IN

* Excludes 60,452,430 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other
     Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON              Patrick F. Dolan, individually and as
                                             a Trustee of the D.C. Patrick Trust
                                                  and the CFD Trust No. 4 and as
                                            Trustee of the Tara Dolan 1989 Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)                                      Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

  NUMBER OF    7.   SOLE VOTING POWER                                    168,540
   SHARES
BENEFICIALLY   8.   SHARED VOTING POWER                                3,544,063
  OWNED BY
    EACH       9.   SOLE DISPOSITIVE POWER                               168,540
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                           3,544,063

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      3,712,603

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     1.6%

14. TYPE OF REPORTING PERSON                                                  IN

* Excludes 60,555,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other
     Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON              Kathleen M. Dolan, individually and
                                           as a Trustee of the Dolan Descendants
                                           Trust, the Dolan Grandchildren Trust,
                                           the Dolan Spouse Trust, the Dolan
                                           Progeny Trust, the D.C. Kathleen
                                           Trust and the CFD Trust No. 1

     I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)                                      Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

  NUMBER OF    7.   SOLE VOTING POWER                                      6,381
   SHARES
BENEFICIALLY   8.   SHARED VOTING POWER                               11,739,849
  OWNED BY
    EACH       9.   SOLE DISPOSITIVE POWER                                 6,381
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                          11,739,849

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     11,746,230

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     5.0%

14.  TYPE OF REPORTING PERSON                                                 IN

* Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,420,415 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON              Marianne Dolan Weber, individually
                                           and as a Trustee of the Dolan
                                           Descendants Trust, the Dolan
                                           Grandchildren Trust, the Dolan Spouse
                                           Trust, the Dolan Progeny Trust, the
                                           D.C. Marianne Trust and the CFD Trust
                                           No. 3

     I.R.S. IDENTIFICATION NOS. OF ABOVE                          Not applicable
     PERSONS (ENTITIES ONLY)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

  NUMBER OF    7.   SOLE VOTING POWER                                     11,933
   SHARES
BENEFICIALLY   8.   SHARED VOTING POWER                               11,627,133
  OWNED BY
    EACH       9.   SOLE DISPOSITIVE POWER                                11,933
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                          11,627,133

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     11,639,066

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     4.9%

14.  TYPE OF REPORTING PERSON                                                 IN

* Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,533,131 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                          Deborah A. Dolan-Sweeney,
                                                individually and as a Trustee of
                                                the Dolan Descendants Trust, the
                                                  Dolan Grandchildren Trust, the
                                                   Dolan Spouse Trust, the Dolan
                                                 Progeny Trust, the D.C. Deborah
                                                   Trust and the CFD Trust No. 2

     I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)                                      Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

  NUMBER OF    7.   SOLE VOTING POWER                                      6,381
   SHARES
BENEFICIALLY   8.   SHARED VOTING POWER                               11,827,803
  OWNED BY
    EACH       9.   SOLE DISPOSITIVE POWER                                 6,381
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                          11,827,803

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     11,834,184

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     5.0%

14. TYPE OF REPORTING PERSON                                                  IN

*    Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by
     Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,420,415 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                 Lawrence J. Dolan, as a Trustee of
                                                the Charles F. Dolan 2001 Family
                                                                           Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)                                      Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

  NUMBER OF    7.   SOLE VOTING POWER                                          0
   SHARES
BENEFICIALLY   8.   SHARED VOTING POWER                                4,549,196
  OWNED BY
    EACH       9.   SOLE DISPOSITIVE POWER                                     0
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                           4,549,196

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,549,196

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) `                   2.0%

14.  TYPE OF REPORTING PERSON                                                 IN

* Excludes 59,611,068 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                David M. Dolan, as a Trustee of the
                                              Charles F. Dolan 2001 Family Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)                                      Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                 00- See Item 3 of Statement

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

  NUMBER OF    7.   SOLE VOTING POWER                                  1,237,596
   SHARES
BENEFICIALLY   8.   SHARED VOTING POWER                                4,571,196
  OWNED BY
    EACH       9.   SOLE DISPOSITIVE POWER                             1,237,596
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                           4,571,196

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      5,808,792

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     2.5%

14.  TYPE OF REPORTING PERSON                                                 IN

* Excludes 59,611,068 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                 Paul J. Dolan, as a Trustee of the
                                              Dolan Descendants Trust, the Dolan
                                           Grandchildren Trust, the Dolan Spouse
                                             Trust, the Dolan Progeny Trust, the
                                             D.C. Kathleen Trust, the D.C. James
                                              Trust, the CFD Trust No. 1 and the
                                              CFD Trust No. 6, and as Trustee of
                                                               the CFD Trust #10

     I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)                                      Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

  NUMBER OF    7.   SOLE VOTING POWER                                    461,018
   SHARES
BENEFICIALLY   8.   SHARED VOTING POWER                               15,460,212
  OWNED BY
    EACH       9.   SOLE DISPOSITIVE POWER                               461,018
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                          15,460,212

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     15,921,230

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     6.6%

14.  TYPE OF REPORTING PERSON                                                 IN

* Excludes the 48,303,070 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON              Matthew J. Dolan, as a Trustee of the
                                            D.C. Marianne Trust, the D.C. Thomas
                                          Trust, the CFD Trust No. 3 and the CFD
                                                                     Trust No. 5

     I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)                                      Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

  NUMBER OF    7.   SOLE VOTING POWER                                        500
   SHARES
BENEFICIALLY   8.   SHARED VOTING POWER                                7,272,492
  OWNED BY
    EACH       9.   SOLE DISPOSITIVE POWER                                   500
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                           7,272,492

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      7,272,992

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     3.1%

14.  TYPE OF REPORTING PERSON                                                 IN

* Excludes 56,889,222 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON            Mary S. Dolan, as a Trustee of the D.C.
                                          Deborah Trust, the D.C. Patrick Trust,
                                           the CFD Trust No. 2 and the CFD Trust
                                                                           No. 4

     I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)                                      Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

  NUMBER OF    7.   SOLE VOTING POWER                                      2,000
   SHARES
BENEFICIALLY   8.   SHARED VOTING POWER                                7,241,924
  OWNED BY
    EACH       9.   SOLE DISPOSITIVE POWER                                 2,000
  REPORTING
 PERSON WITH   10.  SHARED DISPOSITIVE POWER                           7,241,924

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      7,243,924

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     3.1%

14.  TYPE OF REPORTING PERSON                                                 IN

* Excludes 56,940,277 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

                        Amendment No. 13 to Schedule 13D

          This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"), Helen A. Dolan, James L. Dolan, individually and as a Trustee of the D.C. James Trust and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust and the CFD Trust No. 5; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and the CFD Trust No. 4 and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the D.C. Kathleen Trust and the CFD Trust No. 1; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts, the D.C. Marianne Trust and the CFD Trust No. 3; Deborah A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts, the D.C. Deborah Trust and the CFD Trust No. 2; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); David M. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4 (the "Reporting Persons"). The Reporting Persons report on Schedule 13D as members of a group (the "Group Members") that includes, in addition to the Reporting Persons, Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware. The Schedule 13D (the "Schedule") filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2004, Amendment No. 6 filed on March 31, 2005, Amendment 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005, Amendment No. 10 filed on August 10, 2005, Amendment No. 11 filed on September 16, 2005 and Amendment No. 12 filed on October 13, 2005, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 13.

ITEM 4    PURPOSE OF THE TRANSACTION

          The disclosure in Item 4 is hereby amended and supplemented by adding the following after the 24th paragraph thereof and deleting the final paragraph thereof:

          "On October 24, 2005, Charles F. Dolan and James L. Dolan, on behalf of the Reporting Persons, sent a letter to the Issuer's Board of Directors withdrawing, for the reasons stated therein, their June 19, 2005 proposal described above (the "Proposal"). In addition, Charles
          F. Dolan and James L. Dolan proposed that the Issuer consider and declare a $3 billion special dividend payable pro rata to all shareholders, as discussed greater detail in the letter to the Board. A copy of the letter is attached hereto as Exhibit 26 and is incorporated herein by reference in its entirety.

          On October 25, 2005, the Reporting Persons issued a related press release, which is attached hereto as Exhibit 27 and incorporated herein by reference in its entirety.

          The Group Members intend to continuously review their investment in the Issuer, the Issuer's business affairs, and general industry and economic conditions. Based on such review, the Group Members may determine to (i) reinstitute the Proposal (or make a similar proposal) on the same terms or on different terms, (ii) otherwise increase their ownership of Class A Common Stock, (iii) approve an extraordinary corporate transaction with regard to the Issuer or (iv) take certain other actions which could involve one or more of the types of transactions or have one or more of the results described in Items 4(a) through (j) of Schedule 13D."

ITEM 7 The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

          Exhibit 26: Letter to the Issuer's Board of Directors from Charles F. Dolan and James L. Dolan, dated October 24, 2005

          Exhibit 27: Press Release dated October 25, 2005

SIGNATURE.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 24, 2005

                                        CHARLES F. DOLAN, individually and as
                                        Trustee of the Charles F. Dolan 2004
                                        Grantor Retained Annuity Trust


                                        By:                   *
                                            ------------------------------------


                                        HELEN A. DOLAN


                                        By:                   *
                                            ------------------------------------


                                        JAMES L. DOLAN, individually and as a
                                        Trustee of the D.C. James Trust, the CFD
                                        Trust No. 6, the Marissa Waller 1989
                                        Trust, the Charles Dolan 1989 Trust and
                                        the Ryan Dolan 1989 Trust


                                        By: /s/ James L. Dolan
                                            ------------------------------------


                                        THOMAS C. DOLAN, individually and as a
                                        Trustee of the D.C. Thomas Trust and the CFD Trust No. 5


                                        By: /s/ Thomas C. Dolan
                                            ------------------------------------


                                        PATRICK F. DOLAN, individually and as a
                                        Trustee of the D.C. Patrick Trust, the
                                        CFD Trust No. 4 and the Tara Dolan 1989
                                        Trust


                                        By:                   *
                                            ------------------------------------


                                        KATHLEEN M. DOLAN, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Kathleen Trust and the CFD Trust No. 1


                                        By:                   *
                                            ------------------------------------


                                        MARIANNE DOLAN WEBER, individually and
                                        as a Trustee for Dolan Descendants
                                        Trust, Dolan Progeny Trust, Dolan
                                        Grandchildren Trust, Dolan Spouse Trust, the D.C. Marianne Trust and the CFD Trust No. 3


                                        By:                   *
                                            ------------------------------------

                                        DEBORAH A. DOLAN-SWEENEY, individually
                                        and as a Trustee for Dolan Descendants
                                        Trust, Dolan Progeny Trust, Dolan
                                        Grandchildren Trust, Dolan Spouse Trust, the D.C. Deborah Trust and the CFD Trust No. 2


                                        By:                   *
                                            ------------------------------------


                                        LAWRENCE J. DOLAN, as a Trustee of the
                                        Charles F. Dolan 2001 Family Trust


                                        By:                   *
                                            ------------------------------------


                                        DAVID M. DOLAN, as a Trustee of the
                                        Charles F. Dolan 2001 Family Trust


                                        By:                   *
                                            ------------------------------------


                                        PAUL J. DOLAN, as a Trustee for Dolan
                                        Descendants Trust, Dolan Progeny Trust,
                                        Dolan Grandchildren Trust, Dolan Spouse
                                        Trust, the D.C. Kathleen Trust, the D.C.
                                        James Trust, the CFD Trust No. 1 and the
                                        CFD Trust No. 6 and as Trustee of the
                                        CFD Trust #10


                                        By:                   *
                                            ------------------------------------


                                        MATTHEW J. DOLAN, as a Trustee of the
                                        D.C. Marianne Trust, the D.C. Thomas
                                        Trust, CFD Trust No. 3 and CFD Trust No.
                                        5


                                        By:                   *
                                            ------------------------------------


                                        MARY S. DOLAN, as a Trustee of the D.C.
                                        Deborah Trust, the D.C. Patrick Trust,
                                        the CFD Trust No. 2 and the CFD Trust
                                        No. 4


                                        By:                   *
                                            ------------------------------------


* By: /s/ Brian G. Sweeney
      -------------------------------
      As Attorney-in-Fact